SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )

Tetraphase Pharmaceuticals, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

88165N105

(CUSIP Number)

Kerry Kenny

525 University Ave.

Palo Alto, CA 94301

650-475-0144

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Skyline Venture Partners Qualified Purchaser Fund IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 2,190,146 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 2,190,146 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,190,146 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 8.7% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by Skyline Venture Partners Qualified Purchaser Fund IV, L.P. (“SVPQP IV”), Skyline Venture Management IV, LLC (“SVM IV”), John G. Freund (“Freund”), Yasunori Kaneko (“Kaneko”) and Stephen J. Hoffman (“Hoffman” and together with SVPQP IV, SVM IV, Freund and Kaneko, the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  The shares are held by SVPQP IV.  SVM IV is the sole general partner of SVPQP IV.  Freund, Kaneko and Hoffman are managing directors of SVM IV and share voting and dispositive power over the shares held by the SVPQP IV; however, they disclaim beneficial ownership of the shares held by SVPQP IV, except to the extent of their pecuniary interests therein.

(3)  This percentage is calculated based upon 25,176,298 shares of the Issuer’s common stock outstanding as of November 13, 2013, as set forth in the Issuers most recent 10-Q, filed with the Securities and Exchange Commission on November 14, 2013.

1.	Name of Reporting Persons Skyline Venture Management IV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 2,190,146 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 2,190,146 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,190,146 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 8.7% (3)

14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D is filed by Skyline Venture Partners Qualified Purchaser Fund IV, L.P. (“SVPQP IV”), Skyline Venture Management IV, LLC (“SVM IV”), John G. Freund (“Freund”), Yasunori Kaneko (“Kaneko”) and Stephen J. Hoffman (“Hoffman” and together with SVPQP IV, SVM IV, Freund and Kaneko, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  The shares are held by SVPQP IV.  SVM IV is the sole general partner of SVPQP IV.  Freund, Kaneko and Hoffman are managing directors of SVM IV and share voting and dispositive power over the shares held by the SVPQP IV; however, they disclaim beneficial ownership of the shares held by SVPQP IV, except to the extent of their pecuniary interests therein.

(3)  This percentage is calculated based upon 25,176,298 shares of the Issuer’s common stock outstanding as of November 13, 2013, as set forth in the Issuers most recent 10-Q, filed with the Securities and Exchange Commission on November 14, 2013.

1.	Name of Reporting Persons John G. Freund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 2,190,146 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 2,190,146 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,190,146 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 8.7% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by Skyline Venture Partners Qualified Purchaser Fund IV, L.P. (“SVPQP IV”), Skyline Venture Management IV, LLC (“SVM IV”), John G. Freund (“Freund”), Yasunori Kaneko (“Kaneko”) and Stephen J. Hoffman (“Hoffman” and together with SVPQP IV, SVM IV, Freund and Kaneko, the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  The shares are held by SVPQP IV.  SVM IV is the sole general partner of SVPQP IV.  Freund, Kaneko and Hoffman are managing directors of SVM IV and share voting and dispositive power over the shares held by the SVPQP IV; however, they disclaim beneficial ownership of the shares held by SVPQP IV, except to the extent of their pecuniary interests therein.

(3)  This percentage is calculated based upon 25,176,298 shares of the Issuer’s common stock outstanding as of November 13, 2013, as set forth in the Issuers most recent 10-Q, filed with the Securities and Exchange Commission on November 14, 2013.

1.	Name of Reporting Persons Yasunori Kaneko

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 2,190,146 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 2,190,146 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,190,146 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 8.7% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by Skyline Venture Partners Qualified Purchaser Fund IV, L.P. (“SVPQP IV”), Skyline Venture Management IV, LLC (“SVM IV”), John G. Freund (“Freund”), Yasunori Kaneko (“Kaneko”) and Stephen J. Hoffman (“Hoffman” and together with SVPQP IV, SVM IV, Freund and Kaneko, the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  The shares are held by SVPQP IV.  SVM IV is the sole general partner of SVPQP IV.  Freund, Kaneko and Hoffman are managing directors of SVM IV and share voting and dispositive power over the shares held by the SVPQP IV; however, they disclaim beneficial ownership of the shares held by SVPQP IV, except to the extent of their pecuniary interests therein.

(3)  This percentage is calculated based upon 25,176,298 shares of the Issuer’s common stock outstanding as of November 13, 2013, as set forth in the Issuers most recent 10-Q, filed with the Securities and Exchange Commission on November 14, 2013.

1.	Name of Reporting Persons Stephen J. Hoffman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power —

	8.	Shared Voting Power 2,190,146 (2)

	9.	Sole Dispositive Power —

	10.	Shared Dispositive Power 2,190,146 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,190,146 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 8.7% (3)

14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by Skyline Venture Partners Qualified Purchaser Fund IV, L.P. (“SVPQP IV”), Skyline Venture Management IV, LLC (“SVM IV”), John G. Freund (“Freund”), Yasunori Kaneko (“Kaneko”) and Stephen J. Hoffman (“Hoffman” and together with SVPQP IV, SVM IV, Freund and Kaneko, the “Skyline Entities”).  The Skyline Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)  The shares are held by SVPQP IV.  SVM IV is the sole general partner of SVPQP IV.  Freund, Kaneko and Hoffman are managing directors of SVM IV and share voting and dispositive power over the shares held by the SVPQP IV; however, they disclaim beneficial ownership of the shares held by SVPQP IV, except to the extent of their pecuniary interests therein.

(3)  This percentage is calculated based upon 25,176,298 shares of the Issuer’s common stock outstanding as of November 13, 2013, as set forth in the Issuers most recent 10-Q, filed with the Securities and Exchange Commission on November 14, 2013.

Introduction.

Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 1.                                 Security and Issuer.

(a)  The title and class of securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of Tetraphase Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

(b)  The principal executive office of the Issuer is located at 480 Arsenal Street, Suite 110, Watertown, Massachusetts  02472

Item 2.                                 Identity and Background.

(a)         This Statement is filed on behalf of Skyline Venture Partners Qualified Purchaser Fund IV, L.P., a Delaware limited partnership (“SVPQP IV”), Skyline Venture Management IV, LLC, a California limited liability company (“SVM IV”) and John G. Freund (“Freund”), Yasunori Kaneko (“Kaneko”) and Stephen J. Hoffman (“Hoffman”), collectively the Managing Members of SVM IV (the “Managing Members”).   Hoffman is also one of the Issuer’s directors.  SVPQP IV, SVM IV and the Managing Members are sometimes hereinafter collectively referred to as the “Reporting Persons.”

(b)         The address of the principal place of business of the Reporting Persons is 525 University Avenue, Suite 520, Palo Alto, CA 94301

(c)          The principal business of SVPQP IV is making venture capital investments.  SVM IV’s principal business is acting as general partner of SVPQP IV.  Each of the Managing Members’ principal business is acting as a managing director of SVM IV.

(d)         During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)           Each of the Managing Members is a citizen of the United States of America.

Item 3.                                 Source and Amount of Funds or Other Consideration.

On August 8, 2006, the Reporting Persons acquired 72,069 shares of the Issuer’s Series A-1 convertible preferred stock at a price per share of $1.00, for an aggregate purchase price of $72,069.00. These shares were acquired with working capital.

On June 24, 2008, the Reporting Persons acquired 94,003 shares of the Issuer’s Series A-2 convertible preferred stock at a price per share of approximately $1.15, for an aggregate purchase price of $108,103.00. These shares were acquired with working capital.

On September 11, 2009, the Reporting Persons acquired 393,863 shares of the Issuer’s Series B convertible preferred stock at a price per share of approximately $0.18, for an aggregate purchase price of $70,896.00. These shares were acquired with working capital.

On May 14, 2010, the Reporting Persons acquired 938,853 shares of the Issuer’s Series C convertible preferred stock at a price per share of approximately $0.26, for an aggregate purchase price of 244,102.00. These shares were acquired with working capital.

Following completion of the Issuer’s initial public offering on March 20, 2013 (the “IPO”), the Reporting Persons’ shares of the Issuer’s Series A convertible preferred stock, Series A-2 convertible preferred stock, Series B convertible preferred stock, and Series C convertible preferred stock converted into shares of Common Stock on a 1-for-29 basis. After the conversion of the Series A convertible preferred stock, the Series A-2 convertible preferred stock, the Series B convertible preferred stock, and the Series C convertible preferred stock, the Reporting Persons owned, in aggregate, 1,509,133 shares of the Issuer’s Common Stock.

In conjunction with the Issuer’s IPO, the Reporting Persons acquired 681,012 shares of Common Stock. These shares were acquired with working capital at the initial public offering price of $7.00 per share for an aggregate purchase price of $7.00. Following the purchase of such shares in the IPO, the Reporting Persons owned, in aggregate, 2,190,145 shares of the Issuer’s Common Stock.

Item 4.                                 Purpose of Transaction.

SVPQP IV purchased the aforementioned securities for investment purposes with the aim of increasing the value of its investments and the Issuer.

Except as set forth in Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.                                 Interest in Securities of the Issuer.

(a) & (b) The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on this Schedule 13D is provided as of December 31, 2013:

Skyline Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
Skyline Venture Partners Qualified Purchaser Fund IV, L.P.	2,190,146	0	2,190,146	0	2,190,146	2,190,146	8.7%
Skyline Venture Management IV, LLC	0	0	2,190,146	0	2,190,146	2,190,146	8.7%
John G. Freund	0	0	2,190,146	0	2,190,146	2,190,146	8.7%
Yasunori Kaneko	0	0	2,190,146	0	2,190,146	2,190,146	8.7%
Stephen J. Hoffman	0	0	2,190,146	0	2,190,146	2,190,146	8.7%

(c)          Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)          Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Second Amended and Restated Registration Rights Agreement

SVPQP IV and other stockholders have entered into a second amended and restated registration rights agreement, dated as of May 14, 2010 (the “Registration Rights Agreement”). As of September 30, 2013, holders of approximately 4,113,284 shares of the Issuers common stock, including for this purpose 54,751 shares issuable upon exercise of outstanding warrants, had the right to require the Issuer to register these shares under the Securities Act under specified circumstances and had incidental registration rights as described below. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act.

Demand Registration Rights

Subject to specified limitations set forth in the Registration Rights Agreement, the holders of at least 40% of the then outstanding registrable securities, as defined in the Registration Rights Agreement, acting together, may demand in writing that the

Issuer register their registrable securities under the Securities Act so long as the total amount of registrable securities registered has an aggregate proposed offering price of at least $5.0 million. The Issuer is not obligated to file a registration statement pursuant to this demand provision on more than two occasions, subject to specified exceptions.

In addition, at any time after the Issuer becomes eligible to file a registration statement on Form S-3 under the Securities Act, subject to specified limitations, the holders of at least 40% of the outstanding registrable securities may demand in writing that the Issuer register on Form S-3 the registrable securities held by them so long as the total amount of registrable securities being registered has an aggregate offering price of at least $2.0 million. The Issuer is not obligated to file a Form S-3 pursuant to this provision within six months of the effective date of any other registration statement that we may file.

Expenses of Registration

Pursuant to the Registration Rights Agreement, the Issuer is required to pay all registration expenses, including registration and filing fees, printing expenses, fees and disbursements of our counsel and accountants, fees and expenses incurred in connection with complying with state securities or “blue sky” laws, fees of the Financial Industry Regulatory Authority, Inc., transfer taxes, fees of transfer agents and registrations, any insurance costs and reasonable fees and disbursements of one counsel representing the selling stockholders, other than any underwriting discounts and commissions, related to any demand or incidental registration. The Registration Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and they are obligated to indemnify the Issuer for material misstatements or omissions in the registration statement attributable to them.

Indemnification

The Issuer has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Lock-up Agreement

SVM IV, along with other executive officers and directors have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock for a period through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters.

The representatives of the underwriters currently do not anticipate shortening or waiving any of the lock-up agreements and do not have any pre-established conditions for such modifications or waivers. The representatives of the underwriters may, however, with the approval of our board of directors, release for sale in the public market all or any portion of the shares subject to the lock-up agreements.

Other than as described in this Statement, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.                                 Material to Be Filed as Exhibits.

Exhibit A:                                         Joint Filing Statement.

Exhibit B:                                         Second Amended and Restated Registration Rights Agreement, dated as of May 14, 2010, incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-186574), filed with the SEC on November 2, 2013.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 14, 2014	SKYLINE VENTURE PARTNERS QUALIFIED
PURCHASER FUND IV, L.P.
	BY:	SKYLINE VENTURE MANAGEMENT IV, LLC
	ITS:	General Partner

	By:	/s/ Kerry Kenny, attorney-in-fact
John G. Freund
Managing Director

SKYLINE VENTURE MANAGEMENT IV, LLC

	By:	/s/ Kerry Kenny, attorney-in-fact
John G. Freund
Managing Member

	By:	/s/ Kerry Kenny, attorney-in-fact
John G. Freund

	By:	/s/ Kerry Kenny, attorney-in-fact
Yasunori Kaneko

	By:	/s/ Kerry Kenny, attorney-in-fact
Stephen J. Hoffman

EXHIBIT A

Joint Filing Statement

Pursuant to Rule 13d-1(k)(l) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.

February 14, 2014	SKYLINE VENTURE PARTNERS QUALIFIED
PURCHASER FUND IV, L.P.
	BY:	SKYLINE VENTURE MANAGEMENT IV, LLC
	ITS:	General Partner

	By:	/s/ Kerry Kenny, attorney-in-fact
John G. Freund
Managing Director

SKYLINE VENTURE MANAGEMENT IV, LLC

	By:	/s/ Kerry Kenny, attorney-in-fact
John G. Freund
Managing Member

	By:	/s/ Kerry Kenny, attorney-in-fact
John G. Freund

	By:	/s/ Kerry Kenny, attorney-in-fact
Yasunori Kaneko

	By:	/s/ Kerry Kenny, attorney-in-fact
Stephen J. Hoffman